SIMPLE MACHINE, LLC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

June 15, 2018

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Simple Machine, LLC
Phoenix, AZ

We have reviewed the accompanying balance sheet of Simple Machine, LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not ex-press such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 15, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SIMPLE MACHINE, LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 34,043	$ 19,321
Related Party Receivable	-	184,625
Accounts Receivable	-	65,945
TOTAL CURRENT ASSETS	34,043	269,891
NON-CURRENT ASSETS		
Fixed Assets, Net	25,855	10,161
TOTAL NON-CURRENT ASSETS	25,855	10,161
TOTAL ASSETS	59,898	280,052
LIABILITIES AND MEMBERS' EQUITY		
MEMBERS' EQUITY		
Contributed Capital	19,321	280,052
Retained Earnings (Deficit)	40,578	-
TOTAL MEMBERS' EQUITY	59,898	280,052
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 59,898	$ 280,052

Unaudited- See accompanying notes.

SIMPLE MACHINE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Operating Income		
Sales, Net	$ 2,066,928	$ 921,123
Cost of Sales	783,944	201,594
Gross Profit	1,282,984	719,529
Operating Expense		
General & Adminstrative	279,062	96,144
Payroll	251,827	-
Rent	74,527	32,938
Advertising	37,315	463
Depreciation	19,728	-
	662,460	129,545
Net Income from Operations	620,524	589,984
Net Income	$ 620,524	$ 589,984

SIMPLE MACHINE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 620,524	$ 589,984
Change in Accounts Receivable	65,945	(65,945)
Change in Related Party Receivable	205,482	(205,482)
Net Cash Flows From Operating Activities	891,951	318,557
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(55,744)	(10,161)
Net Cash Flows From Investing Activities	(55,744)	(10,161)
Cash Flows From Financing Activities		
Change in Members' Capital	(821,486)	(301,735)
Net Cash Flows From Investing Activities	(821,486)	(301,735)
Cash at Beginning of Period	19,321	12,659
Net Increase (Decrease) In Cash	14,722	6,661
Cash at End of Period	$ 34,043	$ 19,321

SIMPLE MACHINE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Starting Equity	$ 280,052	$ (8,198)
Contributions by Members	-	7,450
Net Income	620,524	589,984
Distributions to Members	(840,679)	(309,185)
Ending Equity	$ 59,898	$ 280,052

Unaudited- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Simple Machine, LLC ("the Company") is a limited liability company organized under the laws of the State of Arizona. The Company operates in several lines of business, including apparel printing and production, and music broadcasting.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Rent

The Company occupies office space under a non-cancellable operating lease ('the Lease"), which it has extended through February of 2020. Future minimum monthly payments due under the lease are as follows:

March 1, 2017- February 28th, 2018	$4716.02

March 1st, 2018 – February 28th, 2019	$4904.66
March 1st, 2019 – February 28th, 2020	$5100.84

Income Taxes

The Company is subject to tax filing requirements as a sole propreitorship in the federal jurisdiction of the United States. As such, all items of income and expense are reported by the Company's member on his individual income tax return. The Company's federal income tax filings for 2016 and 2017 are subject to review by the Internal Revenue Service until 2020 and 2021, respectively.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- MEMBER LIABILITY

The Company is structured as a limited liability company. As such, the liability of individual members for the debts of the Company is limited to their contributions of capital to the Company.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 15, 2018, the date that the financial statements were available to be issued.